Exhibit 99.1

News Release	For Immediate Release

PNI Digital Media and Aperion Create Rich Libraries of Themes for Photo Gifts

VANCOUVER, BC – February 1st, 2013 - PNI Digital Media (TSX: PN; OTCBB: PNDMF), (“PNI” or the “Company”), the leading innovator in online and in-store digital media solutions for retailers, announced it has partnered with market leader Aperion Inc. to build rich libraries of dynamic themes and designs that can be used as part of the PNI Digital Media Platform.

Aperion is a small boutique design house which creates some of the industry’s most notable photo cards, stationery and business products designs. Aperion’s best in-class products are sold through retailers all over the world, making Aperion one of the largest providers of themes and designs for the photo market space. As a design innovator, Aperion has created more than 250,000 designs, including several thousand only available to PNI retailers. Because they offer so many art-worthy designs, Aperion is able to cater to all design ideals with a goal of offering products that not only preserve and share memories of life’s milestones, but also reveal an individual’s own personal style.

“Libraries of unique, compelling creative themes and designs are great ways for our retailer partners to capitalize on the consumer demand for customized products”, said Kyle Hall, Chief Executive Officer of PNI Digital Media. “By partnering with Aperion, along with other solutions on our Platform already, PNI can offer retailers a diverse ecosystem of consumer creativity and choice. We plan on utilizing the Aperion designs within multiple product families including photobooks, cards and calendars. Unique content is key to driving up the average order value.”

About PNI Digital Media- PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

Investor Relations and Press Contact:
Simon Cairns
PNI Digital Media
866-544-4881
ir@pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc. All other trademarks are property of their respective owners.